Sub-Item 77C: Matters submitted to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on February 14, 2004, the following proposal was voted upon:

The proposal to amend the Articles of Incorporation that would give shareholders the right to tender their shares during the current fiscal year did not pass, as 1,591,784 shares voted for, 3,733,521 shares voted against, 331,834 shares abstaining and 6,093,900 shares were broker non-votes.